

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Joseph Schierhorn
Chief Financial Officer
Northrim Bancorp, Inc.
3111 C Street
Anchorage, Alaska  99503

     **Re:    Northrim Bancorp, Inc.**
             **Form 10-K for the fiscal year ended December 31, 2009**
             **File No. 0-33501**

Dear Mr. Schierhorn:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Allowance for Loan Losses, page 28

1. We note from your allocation of the allowance for loan losses on page 30 that your unallocated allowance is approximately 55%, 41%, and 22% of your total allowance for loan losses at December 31, 2009, 2008, and 2007, respectively. Further we note that you have been in business since 1990, and accordingly would have a substantial operating

history from which to draw in evaluating your historical loss rates. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount, including:

    a. Specifically and separately disclose where your specific reserves for identified impaired loans are reflected in the allocation table.
    b. Similarly, specifically and separately disclose where your formula-based reserve amounts are reflected in the allocation table.
    c. If the formula-based amounts are reflected in the unallocated line item, revise to add a paragraph below the table to disclose that fact and to separately quantify the amount of such formula-based reserves as calculated for each loan category.
    d. Bridge the gap between the unallocated reserve of 55% to the allocated allowance for real estate term of 4% though real estate term loans made up 46% of the loan portfolio and had $2.5 million of charge-offs during 2009.

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Variable Interest Entities, page 13

2. We note your disclosure on page 13 that you determined Elliott Cove was a variable interest entity (VIE) based on the $0.75 million outstanding line of credit you provided them as of June 30, 2010. In addition, we note your disclosure on page 60 of the Form 10-K that you also provide RML Holding Company, another affiliate, with a $15 million committed line of credit with an outstanding balance of $11.2 million at December 31, 2009. Please explain to us how you determined that Elliott Cove was a VIE and RML was not though additional financial support was provided by you to both entities. We note your reference to ASC 810-10-50-12 and 50-13, respectively. Please refer to any additional guidance you used in your determination and provide sufficient details supporting your current accounting.

3. In addition, we note from your disclosures that you determined you did not have a controlling interest in Elliott Cove. Please tell us and include in future filings, the specific facts and circumstances you considered in your determination that you did not have the power to direct the significant activities nor an obligation to absorb losses or right to receive benefits that could potentially be significant to Elliott Cove. Please include your consideration of the outstanding loan with Elliott Cove in your response and provide the specific guidance you relied upon in your determination.

Note 10. Fair Value of Assets and Liabilities, page 14

4.  We note from your disclosure on page 17 that the impairment in other real estate owned was due to changes in the estimated costs to complete for construction projects foreclosed upon.  Please tell us and include in future filings your valuation technique(s) for your other real estate owned similar to your discussion on page 26 for impaired loans.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Credit Quality and Nonperforming Assets, page 20

5.  We note your disclosure that construction and development projects in other real estate owned were substantially complete and being marketed.  In addition, we note from your statement of cash flows that loans for the sale of other real estate owned were made totaling $0, $2.6 million, and $1.9 million during the fiscal year 2008, 2009, and first half of 2010.  Please tell us and revise future filings to disclose if your underwriting policies and procedures for these loans are different from your standard policies and procedures.  If so, please provide a discussion of the underwriting policies and procedures for loans initiated for the sale of other real estate owned.

Financial Condition

Analysis of Allowance for Loan Losses, page 26

6.  We note your disclosure that for your collateral-dependent impaired loans the fair value is based on in-house evaluations or external appraisals. Please tell us and revise your future filings to disclose how you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans.  In addition, please disclose where in the fair value hierarchy you classify these valuation techniques.

7.  We note from your disclosure on page 27 that the unallocated portion of your allowance was 45% of total allowance for loan losses and has consistently increased since 2007.  In addition, we note the increase in the unallocated reserve is based primarily on management's consideration of other qualitative factors, which include current economic environment, charge-off ratios, and historical experience with unidentified risk in the loan portfolio.  While recognizing that there may be general effects of the current economic environment that impact all categories of loans, it is unclear why you would not reflect the allowance related to the impact of historical experience and charge-offs of loans to those respective loan categories rather than the unallocated allowance. Please more clearly explain how you determined not to allocate such identifiable amounts to their respective categories.

Schedule 14A
Compensation Discussion and Analysis

8.  We note your disclosure on page 10 where you address *mitigating* risk; however, it is
    unclear whether the compensation committee has concluded that the compensation
    policies are not "reasonably likely to have a material adverse effect on the registrant," as
    contemplated by Item 402(s) of Regulation S-K.  Please advise us of the basis for your
    conclusion that disclosure is not necessary and describe the process you undertook to
    reach that conclusion.

Grants of Plan-Based Awards, page 28

9.  We note that you have not included the specific threshold, target, and maximum awards
    for each executive officer in this table.  This information is required, whether or not
    payments were made to executive officers.  Please provide the staff with proposed
    revised disclosure and revise future filings accordingly.  Refer to Instruction 2 to Item
    402(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan at 202-551-3417 or John P. Nolan, Senior Assistant Chief Accountant at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lyon at 202-551-3421 or me at 202-551-3464 with any other questions.

Sincerely,


Kathryn McHale
Senior Attorney Advisor


cc: Joseph Shierhorn
    FAX number 907-562-1758